

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Via Email

Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

  Re: Village Super Market, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2010
     Filed October 12, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed November 1, 2010
     File No. 001-33360

Dear Mr. Begley:

   We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions where applicable. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page 15

1. It appears that you have filed inconsistent "Related Party Transaction" disclosure. On page 15 you incorporate your Related Party Transaction disclosure by reference to your definitive Proxy Statement. We note that you provide this disclosure on page 18 of your definitive Proxy Statement filed on November 11, 2010. However, you also provide "Related Party Transaction" disclosure on page 9 of Exhibit 13, Annual Report to

Security Holders, to your Form 10-K, and the disclosure contained in Exhibit 13 differs from the disclosure provided in your definitive Proxy Statement. Please revise or advise.

Exhibits 31.1 and 31.2

2. Please ensure that your certifications appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you changed "affect" and "affected" to "effect" and "effected", respectively, in paragraph 4(d). We also note that you deleted "fiscal" in the same paragraph.

Definitive Proxy Statement on Schedule 14A, filed November 1, 2010

3. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Nomination of Candidates to the Board of Directors, page 7

4. Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether, and if so how, the Board of Directors considers diversity in identifying nominees for director. If the Board has a policy with regard to the consideration of diversity, revise your disclosure to describe how this policy is implemented and how the Board assesses the effectiveness of the policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director